EXHIBIT 99.1

Precision Drilling Corporation Announces Addition of New Director

CALGARY, Alberta, Oct. 04, 2022 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to announce the addition of Lori A. Lancaster to its Board of Directors (the “Board”). Lori has over 25 years of experience as a strategic and financial advisor to the global natural resources sector and has served as a board member of both publicly traded and private companies within the sector. The Board believes Ms. Lancaster is qualified to serve as a Director due to her extensive knowledge and experience and that her addition will enhance Precision’s existing Board.

Ms. Lancaster served as a Managing Director at UBS Securities, Nomura Securities International, and Goldman Sachs & Co. Ms. Lancaster is currently an independent director for Laredo Petroleum, Inc. where she serves as Chair of the Finance Committee. Additionally, she is an independent director for Intrepid Potash, Inc. and serves as Chair of the Nominating and Corporate Governance Committee. She previously served on the boards of HighPoint Resources Corporation and Energen Corporation. Ms. Lancaster earned a Bachelor of Business Administration from Texas Christian University and a Master of Business Administration from The University of Chicago. Additionally, she holds a Directorship Certified designation from the National Association of Corporate Directors (“NACD”).

“Lori has considerable experience within the energy sector, serving in both financial and strategic advisory roles as well as board-level leadership positions. We are excited to have her join our Board. Lori’s invaluable expertise will help us achieve our vision to be globally recognized as the High Performance, High Value provider of digitally-enabled land drilling services. We are excited to work with her in the years ahead,” commented Steve Krablin, Chairman of the Board of Precision.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Lavonne Zdunich
Director, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com